EXHIBIT 10-7

Dear [   ],

I am pleased to inform you that you have been designated a participant in The Clorox Company (the"Company") Executive Incentive Compensation Plan (the "Plan") for the fiscal year ending June 30, 20XX (the "Fiscal Year"), subject to the terms of the Plan. If you qualify for an award under the Plan, your bonus will be calculated as follows:

      1. The Management Development and Compensation Committee (the "Committee") of the board of directors has established the maximum bonus you may receive to be 360% of your bonus target of $[   ]. That amount is based on the Company achieving 200% of its financial target based on the matrix attached as Exhibit 1 to this award letter and a personal performance factor of 180%. The Committee has discretion to reduce your bonus based on personal performance and a qualitative evaluation of the Company's performance, but not to increase it.

      2. Within 90 days of the close of the Fiscal Year the Committee will certify the Company's percentage performance against the matrix.

      3. The Committee will then determine your individual performance percentage.

      4. The Committee will then use the following formula to determine your award: Target bonus dollar amount times Company financial performance percentage times individual performance percentage equals bonus, which may be reduced by the Committee's qualitative evaluation of Company performance.

The Clorox Company

By _____
   [name]

_____
[title]